SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Board of Directors authorized, on this date, the beginning of Competitive Sale Procedure No. 01/2019 (“Procedure”) aiming at the sale of equity interests in 39 Special Purpose Entities - SPEs owned by the Company, grouped into 6 lots, as listed below:

Lot	SPE	Quantity
Lot 1(*)	Santa Vitória do Palmar Holding S.A.	18
Lot 2	Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. and Eólica Chuí IX S.A.	4
Lot 3	Chapada do Piauí I Holding S.A.	8
Lot 4	Chapada do Piauí II Holding S.A.	7
Lot 5	Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	1
Lot 6	Manaus Transmissora de Energia S.A.	1
Total		39

(*) For Lot 1, 100% of the shares of Santa Vitória do Palmar Holding S.A. will be offered for sale, through the joint sale of the ownership interest held by Brave Winds Geradora S.A. in the percentage of 22% of the shares of this Company.

This Competitive Sale Procedure No. 01/2019 will be carried out under the Special Disinvestment Regime of Mixed Economy Companies that deals with Decree 9188/2017, whose Art. 7 §2 establishes that the economic-financial valuations of the offered assets will be confidential, except when required by your publicity under applicable corporate law.

The purpose of this transaction is to complete the sale of the remaining equity interests in Auction 01/2018, which took place on September 27, 2018, and is linked to the Business and Management Master Plan (“PDNG 2019/2023”) - Sustainable Performance.

Additionally, Eletrobras informs that the registrations of the bidders interested in participating in the Procedure are expected to occur between July 30, 2019 and August 12, 2019. Further information will be available in the disclosure of Competitive Sale Procedure No. 01/2019, in the Company's website at www.eletrobras.com.

Rio de Janeiro, July 25, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.